FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated Financial Results for the Year Ended March 31, 2008 which was filed with the Tokyo Stock Exchange on May 15, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 15, 2008	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Year Ended March 31, 2008

(Prepared in Accordance with U.S. GAAP)

May 15, 2008

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5771-0222)
Date of General Shareholders Meeting:	June 27, 2008
Date of dividend payment:	June 6, 2008
Adoption of U.S. GAAP:	Yes

1. Consolidated Results for the Year Ended March 31, 2008

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income
Year ended March 31, 2008	297,402	33,839	32,834	18,345
% change from previous year	6.1%	20.2%	19.1%	13.2%
Year ended March 31, 2007	280,279	28,145	27,567	16,211
% change from previous year	6.9%	1,034.4%	226.7%	(29.5)%

	Basic net income per share (yen)	Diluted net income per share (yen)	Return on stockholders’ equity	Ratio of income before income taxes to total assets	Ratio of operating income to net revenues
Year ended
March 31, 2008	133.63	133.57	10.3%	10.5%	11.4%
Year ended
March 31, 2007	118.15	118.09	9.6%	9.1%	10.0%

Notes:	Equity in net income of an affiliated company
	Year ended March 31, 2008:	¥180 million
	Year ended March 31, 2007:	¥138 million

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total stockholders’ equity	Equity ratio	Stockholders’ equity per share
March 31, 2008	319,248	182,759	57.2%	1,330.88
March 31, 2007	304,657	174,662	57.3%	1,272.54

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2008	30,788	(15,359)	(19,818)	52,130
Year ended March 31, 2007	31,824	(11,098)	(33,212)	57,333

2. Cash Dividends

Record Date	Cash dividends per share (yen)			Total cash dividends (annual)	Payout ratio (consolidated)	Cash dividend rate for stockholders’ equity (consolidated)
	Interim	Year end	Annual
Year ended
March 31, 2007	27.00	27.00	54.00	¥7,411 million	45.7%	4.4%
Year ended
March 31, 2008	27.00	27.00	54.00	¥7,415 million	40.4%	4.1%
Year ending
March 31, 2009	27.00	27.00	54.00	—	28.5%	—
-Forecast

3. Consolidated Earnings Forecast for the Year Ending March 31, 2009

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income	Net income per share
Year ending March 31, 2009	330,000	45,000	44,500	26,000	189.34
% change from previous year	11.0%	33.0%	35.5%	41.7%

4. Other

(1) Changes to principal subsidiaries during the year (status changes of specified subsidiaries due to changes in the scope of consolidation) : None

(2) Changes in accounting principles, procedures and reporting policies (description of changes to important items fundamental to financial statement preparation)

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: None

Note: Please refer to page 26

(3) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Year ended March 31, 2008	143,500,000	shares
	Year ended March 31, 2007	143,555,786	shares
2.	Number of Treasury Stock:
	Year ended March 31, 2008	6,178,443	shares
	Year ended March 31, 2007	6,300,970	shares
3.	Average number of shares outstanding:
	Year ended March 31, 2008	137,290,259	shares
	Year ended March 31, 2007	137,202,151	shares

(Reference) Summary of Non-consolidated Financial Results

1. Results for the Year Ended March 31, 2008

(1) Non-consolidated Results of Operations

	(Millions of Yen, except per share data)
	Operating revenues	Operating income	Ordinary income	Net income
Year ended March 31, 2008	25,478	20,843	20,475	17,395
% change from previous year	254.1%	1,348.4%	1,502.1%	1,660.6%
Year ended March 31, 2007	7,196	1,439	1,278	988
% change from previous year	(94.1)%	(89.9)%	(93.4)%	(94.0)%

	Basic net income per share (yen)	Diluted net income per share (yen)
Year ended March 31, 2008	126.70	126.65
Year ended March 31, 2007	7.16	7.15

(2) Non-consolidated Financial Position

	(Millions of Yen, except per share data)
	Total assets	Total net assets	Equity ratio	Net assets per share
March 31, 2008	178,565	149,272	83.6%	1,087.03
March 31, 2007	168,423	139,179	82.6%	1,014.02

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our digital entertainment business and gaming & system business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to page 8 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Business Performance and Cash Flows

1. Business Performance

Overview

In the consolidated fiscal year 2008, and with regard to the Japanese economy, in spite of the decline in consumer spending, the economy maintained a mild trend toward recovery along with the growing corporate earnings against a background of strong overseas demand in newly developing countries and countries with natural resources. In the global scene, there were concerns about the effects of the slowdown of the U.S. economy and the fallout from the subprime loan crisis. While a slight slowdown was observed in the European economy due to declines in personal consumption, solid foreign demand secured a moderate expansion overall. In China, despite concerns over inflation, economic growth continued steadily.

In the entertainment industry which KONAMI CORPORATION and its subsidiaries (“Konami”) operates, the market for home video game software thrived. The prevalence of new hardware for console platforms and handheld machines, along with a growing number of users, led to record high sales in the domestic Japanese market.

In the health industry, the demand for products and services to maintain and promote good health is expected to climb further in the future. Households and corporations are focusing more closely than ever on the “metabolic syndrome,” and the country has launched a program for “designated checkups and health guidance” in April 2008, as a measure to prevent lifestyle diseases.

According to these conditions, in our Digital Entertainment segment, the soccer game series in the home video game software enjoyed strong sales mainly in Europe, recording the series highest unit sales ever. Also, major titles for card games and products for amusement arcades had favorable sales. In our Health and Fitness segment, we have taken steps to improve various health support services. To respond to the growing interest in improved fitness and avoidance of the need for nursing care, we have introduced an IT health management system in our directly managed facilities. Also, we have developed programs with a focus on balancing “exercise” and “nutrition,” and enhanced our lineup of health products. Meanwhile, our expertise and track record in running outsourced facilities are now widely recognized throughout Japan, contributing to an increase in the number of our outsourced facilities.

In our Gaming and System segment, we have steadily expanded our lineup of products, mainly to cater to the growing North American market and worked to strengthen our operating bases. Through these efforts, sales of slot machines and casino management systems have increased steadily.

In terms of financial performance, for the consolidated year ended March 31, 2008, net revenues amounted to ¥297,402 million (a year-on-year increase of 6.1%), operating income was ¥33,839 million (a year-on-year increase of 20.2%), income before income taxes was ¥32,834 million (a year-on-year increase of 19.1%), and net income was ¥18,345 million (a year-on-year increase of 13.2%).

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Year ended March 31, 2007	Year ended March 31, 2008	% change
Digital Entertainment	165,044	178,939	8.4
Health and Fitness	88,459	86,544	(2.2)
Gaming and System	16,744	18,471	10.3
Other and Eliminations	10,032	13,448	34.1

Consolidated net revenues	¥280,279	297,402	6.1

Digital Entertainment

Computer and Video Games business. We recorded strong domestic sales for various products, including titles in our forte genre of sports PROYAKYU SPIRITS 4, JIKKYOU PAWAFURU PUROYAKYU 14, J.LEAGUE Winning Eleven 2007 CLUB CHAMPIONSHIP and WORLD SOCCER Winning Eleven 2008 and hit anime titles such as the KIRARIN ¶ REVOLUTION series. In Europe, sales of PRO EVOLUTION SOCCER 2008 surpassed the strong sales recorded by its predecessor in the PRO EVOLUTION SOCCER series. The DanceDanceRevolution series remains as popular as ever in North America, particularly the briskly selling DanceDanceRevolution HOTTEST PARTY debuted for Wii this year.

Toy & Hobby business. Our mainstay the YU-GI-OH! TRADING CARD GAME series continued to sell well worldwide. The BUSOUSHINKI action figures were also popular among users, with growing sales throughout the year.

Amusement business. In the video game segment, MAH-JONG FIGHT CLUB series continued selling steadily via the amusement arcades utilizing the e-AMUSEMENT system. Other strong-selling releases included BASEBALL HEROES 3 (played with baseball cards with portraits of professional baseball players), QUIZ MAGIC ACADEMY V (a nationwide online quiz series), WORLD SOCCER Winning Eleven ARCADE CHAMPIONSHIP 2008 (an arcade version of the WORLD SOCCER Winning Eleven series), and our mainstay music game pop’n music16. In the token-operated game segment, GRANDCROSS (an extra-large token-operated game machine) and SPINFEVER (a mid-sized pusher game) were warmly received by the market.

Online business. Mobile contents distribution grew steadily as a global business via major domestic carriers and major overseas carriers. Also, in January 2008, we started distributing METAL GEAR SOLID MOBILE, a mobile phone game installment in full 3D graphics.

Multimedia business. A number of newly released guides, books, music CDs, and other merchandise tied in with popular game software have sold well.

In terms of financial performance, cosolidated net revenues of this segment amounted to ¥178,939 million (a year-on-year increase of 8.4%).

Health & Fitness

Operation of fitness clubs. We are striving to offer higher quality services through IT-enabled health management systems and improved programs. More clubs installed the e-XAX IT health management systems to help members keep track of their individual exercise histories and manage data on their fitness progress. Further efforts also went into promoting various programs, including a lifestyle disease prevention program called 6WEEKS and a diet program called Biometrics. Complimentary services which started in July 2007 were targeted for particular members of the facility membership. However, to add value, in March 2008, those services were widened to target all members of the monthly membership.

Operation of sports facilities outsourced to us. The facilities are expanding with eight new facilities added, in locations such as Spark Ayukawa (Ibaraki) and Wing Arena Kariya (Aichi). Konami runs these facilities based on its extensive know-how and proven record of achievement in the operation of public facilities, and thus plays an active role in helping local residents get in better shape. As a result, as of March 31, 2008, the number of fitness clubs run either directly or outsourced to us totaled 319 throughout Japan.

Health products. A range of our original services were developed, including the TV-linked health management tool Kenshin Keikaku TV, the computer software program for health management Kenshin Keikaku 2, and the multifunctional USB pedometer e-walkeylife2. In February 2008, we started sales of Collagen Cristal Ottimo, our original supplement, at pharmacies, drugstores, and Konami fitness clubs nationwide. We are steadily expanding our product lineup to cater to diversifying health needs.

In terms of financial performance, consolidated net revenues of this segment amounted to ¥86,544 million (a year-on-year decrease of 2.2%).

Gaming & System

A growing number of jurisdictions are legalizing gaming, while existing markets continue to expand steadily. Under these conditions, sales of the K2V series slot machines and Konami Casino Management System continued to sell well in North America. At the Global Gaming Expo (G2E) 2007, the world’s biggest gaming show held in Las Vegas in November 2007, Konami exhibited and released a new mechanical 5-reel slot machine called Advantage 5. This Advantage 5 received favorable reviews, and sales of the product grew steadily.

Meanwhile, in Australia’s casino market, despite the cap imposed on the number of machines that can be installed in major states and the effects of the new smoking restrictions at pubs and the latest amendments of the tax law, we have continued to provide new products while striving to enhance our services to current customers. We also plan to endeavor to acquire new customers while promoting sales in developing countries in regions such as Asia and Europe.

We worked to add value to Konami Casino Management System by concluding strategic alliances with other companies and also promoted the development of new merchandise from three regional bases: North America, Australia, and Japan. Products were exhibited at the International Casino Exhibition (ICE) held in London in January 2008. We also exhibited slot machines and system products developed and manufactured in North America and Australia. The biggest crowd pleasers included the widely acclaimed Advantage 5 (introduced in North America), Konami’s original highly popular progressive products, and Konami Casino Management System with its added value.

In terms of financial performance, consolidated net revenues of this segment amounted to ¥18,471 million (a year-on-year increase of 10.3%).

Outlook for Fiscal Year Ending March 31, 2009

Digital Entertainment

Computer and Video Games business. METAL GEAR SOLID 4 GUNS OF THE PATRIOTS, the latest addition to METAL GEAR SOLID series, will be released simultaneously worldwide in June 2008. WORLD SOCCER Winning Eleven (PRO EVOLUTION SOCCER in Europe), a soccer game series that earned strong reviews in the Japanese and overseas markets, will be offered on multiple platforms. In addition to the mainstay sports and anime contents, we expect to actively inject new titles into the market.

Toy & Hobby business. We expect to continue marketing the YU-GI-OH! TRADING CARD GAME series worldwide and also plan to market new card games based on anime and comics, which we aim to satisfy fans of the original published material. Also, to the figure product BUSOUSHINKI, we plan to add the BUSOUSHINKI Light Armor series to further develop the product line.

Amusement business. We will continue our efforts to expand sales of products utilizing the e-AMUSEMENT service. In video games, we have scheduled to release HORSERIDERS, a new type of online horse race game that enables players to compete with rival players all over Japan as virtual jockeys, by making free use of cards. In music games, we plan to release jubeat, a new style of rhythm-action game played by touching the screen in synch with melodies. In token-operated games FantasticFever 3 is planned to be the latest production of the series, and will be the first token-operated game to be compatible with the e-AMUSEMENT service.

Online business. In our online game distribution business which is expected to grow in the future, a game called Chaotic Eden, a dungeon adventure RPG started its production in Korea. Also, we plan to continue to provide services to users with diversifying needs using original Konami content along with an increased emphasis on communication.

Multimedia business. We plan to continue to develop multilateral products focusing on books, DVDs, and music CDs tied in with popular game software, and seek high synergy effects within the group.

Health & Fitness

Konami has been growing its business in this field by expanding the number of sports clubs and offering greater value. In addition to the operation of over 300 sports clubs, as one of the largest facility operating companies in Japan, we are also active in designing and manufacturing fitness equipment and supplements. We observe our own equipment and products at work in our own sports clubs, and bring our findings to bear in later development projects. Our core strategy in this field is to make the most of this synergy to enhance our presence in the health and fitness market.

Looking at the market environment, as Japan has become an aging society, action is being taken at the national level to fight lifestyle diseases. Under the Medical Care System Reform laws, the country launched a program of “designated checkups and health guidance” in April 2008 for persons at risk of developing lifestyle diseases. Konami plans to provide guidance programs built on proven achievements acquired from the operation of its facilities. We plan to offer two types of health programs to meet the diversifying needs of customers: the first type will be programs conducted at Konami facilities using Konami’s network all over Japan, and the second will be visiting-type guidance programs using Konami’s know-how on health promotion business for corporations and municipalities.

Our goal is to achieve further growth in the health and fitness market as a whole, and we intend to throw ourselves wholeheartedly into the challenge with strong focuses on “exercise,” “leisure,” and “nutrition.” Accordingly, Konami announced partnership programs with Kagawa Nutrition University in July 2007, and with Osaka Electro-Communication University in September 2007. Under these programs, we are training trainers on the practical skills required to supervise exercise regimes and offer nutritional guidance. These programs also involve the joint development of a more effective health-building program, one that combines “exercise” with good “nutrition.” We plan to work to train people in health maintenance/management and to develop more effective and practical training equipment and health-related devices.

In March 2008, Sportsplex Japan Co., Ltd. (“Sportsplex”), an operator of 13 fitness clubs in Tokyo and Kanagawa prefecture, became a consolidated subsidiary of KONAMI CORPORATION. By offering and sharing various operating know-how held by Konami Sports & Life Co., Ltd. (“KSL”), while at the same time developing the characteristics of Sportsplex we aim to further improve its services and to enhance convenience and comfort for the members of Konami, including KSL and Sportsplex.

Gaming & System

In the sales of mechanical reel slot machines, the type that dominates the North American market, we plan to continue to market merchandise with emphasis on the ever popular 5-reel mechanical slot machine Advantage 5. Additionally, we plan to expand sales of the video slot machine types widely accepted in Australia and Europe, and reinforce efforts to promote the new releases of Konami Casino Management System. We aim for a stable management and higher steady revenues by signing participation agreements (a form of equipment sale in which profits are shared among casino operators) and from maintenance and service revenue for casino management systems.

By strengthening collaboration in R&D focused in the three hubs of the U.S., Australia, and Japan, we aim to promote efficient management, to develop new products that respond to social changes and demands, and enhance the added value of existing products. Instead of developing slot machines in isolation, we are promoting a network-type framework for product development and implementation, with the goal of streamlining and enhancing casino management overall by means of a casino management system. Besides North America, where Konami Casino Management System is already implemented, we will work to introduce the system into Australia and other overseas markets. Through these efforts, Konami aims to expand sales in the growing North American markets and overseas markets, including the rapidly developing countries of Asia and South America.

Projected consolidated results for the coming fiscal year are as follows: net revenue of ¥330,000 million; operating income of ¥45,000 million; income before income taxes of ¥44,500 million; and net income of ¥26,000 million.

Konami, as a hit business, requires flexibility in how products are released and is subject to fluctuations in sales throughout the course of the year.

2. Cash Flows

Cash flow summary for the year ended March 31, 2008:

	Millions of Yen
	Year ended March 31, 2007	Year ended March 31, 2008	Change
Net cash provided by operating activities	¥31,824	¥30,788	¥(1,036)
Net cash used in investing activities	(11,098)	(15,359)	(4,261)
Net cash used in financing activities	(33,212)	(19,818)	13,394
Effect of exchange rate changes on cash and cash equivalents	1,125	(814)	(1,939)
Net decrease in cash and cash equivalents	(11,361)	(5,203)	6,158
Cash and cash equivalents, end of the year	57,333	52,130	(5,203)

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the year ended March 31, 2008, amounted to ¥52,130 million, a decrease of ¥5,203 million compared to the year ended March 31, 2007, or a year-on-year decrease of 9.1%.

Cash flow summary for each activity for the year ended March 31, 2008 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥30,788 million, a year-on-year decrease of 3.3% for the year ended March 31, 2008. Despite the increase in net income and accrued income taxes, this decrease, primarily resulted from a decrease in Net cash consisted of trade notes and accounts payable.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥15,359 million, a year-on-year increase of 38.4% for the year ended March 31, 2008. This resulted from the increase in lease deposits from moving office buildings and capital expenditures.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥19,818 million, a year-on-year decrease of 40.3% for the year ended March 31, 2008. This decrease, despite the redemption of bonds and dividends distributed, primarily resulted from an issuance of bonds.

The trends of cash flow index are as follows

	Year ended March 31, 2007	Year ended March 31, 2008
Equity-assets ratio (%)	57.3	57.2
Equity-assets ratio at fair value (%)	141.9	161.3
Liabilities to cash flow ratio (years)	1.5	1.4
Interest coverage ratio (times)	32.3	27.9

Equity-assets ratio: Total stockholders’ equity / Total assets

Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets

Liabilities to cash flow ratio: Interest-bearing liabilities / Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

2.	Cash flows from operating activities are from the consolidated cash flow statement.

3.	Interest-bearing debt covers all liabilities with interest in the consolidated balance sheet.

3. Basic Policy on the Distribution of Profits

Our basic policy is to provide stable dividends to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future profitability to increase our corporate value.

As for dividends for the consolidated year ended March 31, 2008, a 27 yen per share dividend was approved at the Board Meeting held on May 15, 2008. As a result, on an annual basis, the dividends will be 54 yen per share, including a distributed interim dividend of 27 yen per share.

Konami plans to distribute dividends of 54 yen per share for the fiscal year ending March 31, 2009.

Special Note:

In this document, forward-looking statements are based on management’s assumptions and beliefs in light of information currently available, which may contain various risks and uncertainties.

As a result, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to; changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health services industry providing customers with “High Quality Life”, and is comprised of KONAMI CORPORATION (the “Company”), and its 23 consolidated subsidiaries and one equity-method affiliate.

Each of our subsidiaries and affiliated company is categorized into business segments based on its operations, as stated below. Business segment categorization is based on the same criteria explained below under “8. Segment Information (Unaudited)”.

Business Segments	Major Companies
Digital Entertainment		Konami Digital Entertainment Co., Ltd.(Note 3)
	Domestic	HUDSON SOFT CO., LTD.
Konami Manufacturing & Service, Inc., One other company

Konami Digital Entertainment, Inc.,
Konami Digital Entertainment GmbH
	Overseas	Konami Digital Entertainment B.V.
Konami Digital Entertainment Limited
Konami Software Shanghai, Inc., One other company

Health & Fitness		Konami Sports & Life Co., Ltd.
	Domestic	COMBI WELLNES Corporation
Konami Manufacturing & Service, Inc.
Resort Solution Co., Ltd. (Note 2), Three other companies (Note 4)

Gaming & System	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Other	Domestic	Konami Manufacturing & Service, Inc.
KPE, Inc., Konami Real Estate, Inc., One other company

	Overseas	Konami Corporation of America
Konami Digital Entertainment B.V., One other company

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.

2.	Resort Solution Co., Ltd. is an equity-method affiliate.

3.	Konami Digital Entertainment Co., Ltd. merged with Konami Career Management, Inc., Konami School, Inc. and Megacyber Corporation on April 1, 2007.

4.	In March 2008, the Company acquired shares of Sportsplex Co., Ltd., and made it a consolidated subsidiary of the Company.

Business Organization

3. Management Policy

1. Management Policy

We place priority on our following corporate goal: “We, Konami Group of Companies, aim to be a business group from which people all around the world have high expectations, through creating and providing people with ‘Valuable Time’.” Furthermore, our basic management policy is to place priority on our shareholders, to maintain sound relationships with all stakeholders, including our shareholders, and to make a wide range of social contributions as a good corporate citizen. We aim to make optimum use of the group’s management resources and maintain the following specific management policies: “Adaptation to Global Standards,” “Maintaining Fair Competition” and “Pursuit of High Profits”.

To place priority on the interests of our shareholders, our basic policy is to provide stable dividends to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future profitability and other prospects to increase our corporate value and as a source for paying dividends in the future.

We are working on maintaining sound relationships with our stakeholders, including our investors, end-users, suppliers, employees and the community in general, as well as contributing to society by supporting a wide range of activities that promote education, sports and culture. Pursuant to this basic management policy, through creating and providing “valuable time,” we aim to deliver “dreams” and “surprises” for people all over the world.

2. Profit Appropriation Policy

Konami always aims to improve profitability by enhancing management efficiency and striving to optimize performance based on three important management indicators: the ratio of operating income to net sales, the ratio of net income to net sales, and return on equity.

3. Medium- to Long-term Strategies and Objectives

Building a powerful organization capable of responding to changing market conditions

In the Digital Entertainment, Health & Fitness, and Gaming & System markets in which Konami operates, considerable progress has been made in developing a network environment. In the process, users have come to share information of every variety, and different communities have emerged to serve ever more diverse tastes.

Konami has clearly separated its management and execution functions by adopting a holding company structure, in order to evolve into a flexible and speedy organization with ability to adapt to the rapidly changing market environment. In promoting globalization in each segment of our business, we have introduced a system whereby each Konami director assumes ultimate responsibility in the markets of each region, in order to ensure more accurate responses to the needs of various markets, effective as of FY2005. To secure our ability to respond more swiftly in each business, we have adopted a system whereby each director assumes ultimate responsibility in each business, effective as of April 2008. We believe that this will enable us to be more flexible and swift in our decision-making and speedier in our business management.

Expanding profitability and channeling management resources into growth areas

All hardware manufacturers in the Digital Entertainment business have now released new gaming platforms for video game consoles, and with its own distinctive features, each of these platforms offers a new way to play. As a result, users who formerly had little interest in video games are now attracted to the market which resulted to expand the user base. Moreover, previously a single home gaming platform was the market leader worldwide, but that pattern has been changed. Whichever platform best caters to users’ preferences in a particular country or region, in terms of the games available to be played on it, is now the one that will dominate the local market.

Online access is now available on a multitude of platforms, including home gaming platforms, commercial platforms, cell phones, and PCs and more and more users these days are looking for a new way to play games, in a way that allows them to make contact with others over a network.

According to the needs of ‘diversity’ and ‘globalization’, a worldwide business execution system called “global operating officer system,” was introduced. We have appointed staff with authorities that cross over the borders of business corporations in various areas, to production, sales, and management positions. Under this system, business can be pursued with a more global approach.

In our Health & Fitness field, as health awareness grows and the amount of leisure time on people’s hands increases with the retirement of the baby boomers, we have accelerated the opening of Konami Sports Clubs and expanded the operation of facilities outsourced to us. With the aim of enhancing its fitness facility-related services, Konami acquired shares of Sportsplex in March 2008, thereby making Sportsplex a consolidated subsidiary. Sportsplex operates 13 fitness clubs in the Tokyo metropolitan area and provides high-quality services at facilities in front of and near railway stations.

In order to achieve further growth down the road, we also plan to take other aggressive steps to create value. Specifically, we expect to enhance our proprietary health management system, which assists people in their efforts to get fit by keeping an ongoing record of their exercise history in various real-life situations at sports clubs, outside the home and in the home and managing data on their health. We expect to market supplements as well.

As for the casino market in which our Gaming & System segment operates, the number of casinos has been increasing yearly as gaming is legalized in more and more countries and regions across the globe. We therefore believe that business opportunities continue to increase for Konami as a manufacturer and vendor of slot machines and provider of services for casino management systems. We also intend to improve our business results in this field by pursuing options like strategic alliances with other companies.

In addition to our Digital Entertainment segment, Health & Fitness segment and Gaming & System segment, Konami plans to channel optimum management resources to new business fields where growth is expected in the medium to long-term.

4. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2007		March 31, 2008		March 31, 2008
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥57,333		¥52,130		$520,311
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥540 million and ¥260 million ($2,595 thousand) at March 31, 2007 and 2008, respectively	29,729		33,802		337,379
Inventories	24,236		24,374		243,278
Deferred income taxes, net	14,877		18,275		182,404
Prepaid expenses and other current assets	12,086		11,498		114,762

Total current assets	138,261	45.4	140,079	43.9	1,398,134
PROPERTY AND EQUIPMENT, net	53,294	17.5	66,690	20.9	665,635
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	701		659		6,578
Investments in affiliates	6,213		6,414		64,018
Identifiable intangible assets	38,585		38,161		380,886
Goodwill	22,738		21,935		218,934
Lease deposits	24,906		28,205		281,515
Deferred income taxes, net	2,593		2,687		26,819
Other assets	17,366		14,418		143,907

Total investments and other assets	113,102	37.1	112,479	35.2	1,122,657

TOTAL ASSETS	¥304,657	100.0	¥319,248	100.0	$3,186,426

See accompanying notes to consolidated financial statements

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2007		March 31, 2008		March 31, 2008
		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥23,073		¥8,115		$80,996
Trade notes and accounts payable	24,002		20,410		203,713
Accrued income taxes	1,740		9,523		95,050
Accrued expenses	19,179		21,934		218,924
Deferred revenue	5,661		7,848		78,331
Other current liabilities	8,811		7,283		72,692

Total current liabilities	82,466	27.1	75,113	23.5	749,706
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	24,248		35,613		355,454
Accrued pension and severance costs	2,708		2,699		26,939
Deferred income taxes, net	12,207		11,559		115,371
Other long-term liabilities	5,669		7,181		71,674

Total long-term liabilities	44,832	14.7	57,052	17.9	569,438

TOTAL LIABILITIES	127,298	41.8	132,165	41.4	1,319,144

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,697	0.9	4,324	1.4	43,158

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,555,786 shares at March 31, 2007 and 143,500,000 shares at March 31, 2008	47,399	15.6	47,399	14.8	473,091
Additional paid-in capital	77,213	25.3	77,078	24.1	769,318
Legal reserve	284	0.1	284	0.1	2,835
Retained earnings	62,560	20.5	73,492	23.0	733,526
Accumulated other comprehensive income	5,617	1.8	2,579	0.8	25,741
Treasury stock, at cost- 6,300,970 shares and 6,178,443 shares at March 31, 2007 and 2008, respectively	(18,411)	(6.0)	(18,073)	(5.6)	(180,387)

Total stockholders’ equity	174,662	57.3	182,759	57.2	1,824,124

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥304,657	100.0	¥319,248	100.0	$3,186,426

See accompanying notes to consolidated financial statements

5. Consolidated Statements of Income (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Year ended March 31,				Year ended March 31,
	2007		2008		2008
		%		%
NET REVENUES:
Product sales revenue	¥199,620		¥218,306		$2,178,920
Service revenue	80,659		79,096		789,460

Total net revenues	280,279	100.0	297,402	100.0	2,968,380

COSTS AND EXPENSES:
Costs of products sold	118,806		131,890		1,316,399
Costs of services rendered	74,700		73,298		731,590
Selling, general and administrative	58,628		58,375		582,643

Total costs and expenses	252,134	90.0	263,563	88.6	2,630,632

Operating income	28,145	10.0	33,839	11.4	337,748

OTHER INCOME (EXPENSES):
Interest income	821		894		8,923
Interest expense	(985)		(1,105)		(11,029)
Other, net	(414)		(794)		(7,925)

Other income (expenses), net	(578)	(0.2)	(1,005)	(0.4)	(10,031)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	27,567	9.8	32,834	11.0	327,717
INCOME TAXES	10,919	3.9	13,080	4.4	130,552
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	16,648	5.9	19,754	6.6	197,165
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	575	0.2	1,589	0.5	15,860
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	138	0.0	180	0.1	1,797

NET INCOME	¥16,211	5.7	¥18,345	6.2	$183,102

PER SHARE DATA:	Yen		U.S. Dollars
	Year ended March 31,		Year ended March 31,
	2007	2008	2008
Basic net income per share	¥118.15	¥133.63	$1.33
Diluted net income per share	118.09	133.57	1.33
Weighted-average common shares outstanding	137,202,151	137,290,259
Diluted weighted-average common shares outstanding	137,271,645	137,344,709

See accompanying notes to consolidated financial statements

6. Consolidated Statements of Stockholders’ Equity (Unaudited)

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815
Reissuance of treasury stock		(125)				373	248
Stock-based compensation		228					228
Net income				16,211			16,211
Cash dividends, ¥ 54.0 per share				(7,407)			(7,407)
Foreign currency translation adjustments					1,267		1,267
Net unrealized losses on available-for-sale securities					27		27
Minimum pension liability adjustment					16		16
Adjustment to initially apply SFAS No. 158					350		350
Purchase of treasury stock						(93)	(93)

Balance at March 31, 2007	¥47,399	¥77,213	¥284	¥62,560	¥5,617	¥(18,411)	¥174,662
Reissuance of treasury stock		(47)				213	166
Cancellation of treasury stock		(156)				156	—
Stock-based compensation		68					68
Net income				18,345			18,345
Cash dividends, ¥ 54.0 per share				(7,413)			(7,413)
Foreign currency translation adjustments					(2,907)		(2,907)
Net unrealized losses on available-for-sale securities					(25)		(25)
Pension liability adjustment					(106)		(106)
Purchase of treasury stock						(31)	(31)

Balance at March 31, 2008	¥47,399	¥77,078	¥284	¥73,492	¥2,579	¥(18,073)	¥182,759

See accompanying notes to consolidated financial statements

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2007	$473,091	$770,666	$2,835	$624,414	$56,063	$(183,761)	$1,743,308
Reissuance of treasury stock		(469)				2,126	1,657
Cancellation of treasury stock		(1,557)				1,557	—
Stock-based compensation		679					679
Net income				183,102			183,102
Cash dividends, $ 0.54 per share				(73,990)			(73,990)
Foreign currency translation adjustments					(29,015)		(29,015)
Net unrealized gains on available-for-sale securities					(250)		(250)
Pension liability adjustment					(1,058)		(1,058)
Purchase of treasury stock						(309)	(309)

Balance at March 31, 2008	$473,091	$769,318	$2,835	$733,526	$25,741	$(180,387)	$1,824,124

See accompanying notes to consolidated financial statements

7. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2008
Cash flows from operating activities:
Net income	¥16,211	¥18,345	$183,102
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	11,757	12,069	120,461
Provision for doubtful receivables	(76)	(248)	(2,475)
Loss on sale or disposal of property and equipment, net	829	382	3,813
Equity in net income of an affiliated company	(138)	(180)	(1,797)
Minority interest	575	1,589	15,860
Deferred income taxes	2,621	(3,225)	(32,189)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	4,716	(7,483)	(74,688)
Increase in inventories	(4,298)	(2,117)	(21,130)
Decrease (increase) in other accounts receivables	(993)	902	9,003
Decrease (increase) in prepaid expense	(195)	747	7,456
Increase (decrease) in trade notes and accounts payable	3,354	(623)	(6,218)
Increase (decrease) in accrued income taxes	(7,190)	6,845	68,320
Increase in accrued expenses	3,567	827	8,254
Increase in deferred revenue	309	2,192	21,879
Increase (decrease) in advance received	469	(427)	(4,262)
Other, net	306	1,193	11,907

Net cash provided by operating activities	¥31,824	¥30,788	$307,296

See accompanying notes to consolidated financial statements

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2008
Cash flows from investing activities:
Capital expenditures	¥(9,308)	¥(11,995)	$(119,723)
Proceeds from sales of property and equipment	425	8	80
Acquisition of new subsidiaries, net of cash acquired	(202)	(367)	(3,663)
Increase in lease deposits, net	(705)	(2,627)	(26,220)
Acquisition of business	(1,096)	—	—
Other, net	(212)	(378)	(3,773)

Net cash used in investing activities	(11,098)	(15,359)	(153,299)
Cash flows from financing activities:
Net decrease in short-term borrowings	(1,119)	(1,869)	(18,655)
Repayments of long-term debt	(1,995)	(2,969)	(29,634)
Proceeds from issuance of bonds	—	15,000	149,716
Principal payments under capital lease obligations	(2,814)	(2,596)	(25,911)
Redemption of bonds	(20,000)	(20,000)	(199,621)
Dividends paid	(7,420)	(7,419)	(74,049)
Purchases of treasury stock	(93)	(31)	(309)
Other, net	229	66	659

Net cash used in financing activities	(33,212)	(19,818)	(197,804)
Effect of exchange rate changes on cash and cash equivalents	1,125	(814)	(8,125)
Net decrease in cash and cash equivalents	(11,361)	(5,203)	(51,932)
Cash and cash equivalents, beginning of the year	68,694	57,333	572,243

Cash and cash equivalents, end of the year	¥57,333	¥52,130	$520,311

See accompanying notes to consolidated financial statements

8. Segment Information (Unaudited)

(1). Segment information

Year ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥164,800	¥88,326	¥16,744	¥10,409	¥280,279
Intersegment	244	133	—	(377)	—

Total	165,044	88,459	16,744	10,032	280,279
Operating expenses	134,810	80,937	14,574	21,813	252,134

Operating income (loss)	¥30,234	¥7,522	¥2,170	¥(11,781)	¥28,145

Year ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥178,382	¥86,196	¥18,471	¥14,353	¥297,402
Intersegment	557	348	—	(905)	—

Total	178,939	86,544	18,471	13,448	297,402
Operating expenses	143,579	81,251	15,677	23,056	263,563

Operating income	¥35,360	¥5,293	¥2,794	¥(9,608)	¥33,839

Year ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,780,437	$860,325	$184,360	$143,258	$2,968,380
Intersegment	5,559	3,473	—	(9,032)	—

Total	1,785,996	863,798	184,360	134,226	2,968,380
Operating expenses	1,433,067	810,969	156,473	230,123	2,630,632

Operating income	$352,929	$52,829	$27,887	$(95,897)	$337,748

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital contents and related products of our Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia businesses.

		Health & Fitness Segment:	Management of fitness clubs / Production, manufacture and sale of fitness machines and health service products.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and Casino Management System for casinos.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

	5.	Portal business was included in the “Other” Segment until the year ended March 31, 2007, and will be included in the “Digital Entertainment” Segment from Fiscal Year 2008. Also, Fiscal Year 2007 figures are converted to have consistency with the Fiscal Year 2008 presentation.

(2). Geographic information

Year ended March 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥206,343	¥34,847	¥31,650	¥7,439	¥280,279	—	¥280,279
Intersegment	27,219	1,904	295	530	29,948	¥(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	205,831	40,346	28,860	7,249	282,286	(30,152)	252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

Year ended March 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	211,643	37,532	33,810	7,304	290,289	(26,726)	263,563

Operating income (loss)	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Year ended March 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$2,200,439	$340,723	$355,215	$72,003	$2,968,380	—	$2,968,380
Intersegment	211,069	47,929	439	6,568	266,005	$(266,005)	—

Total	2,411,508	388,652	355,654	78,571	3,234,385	(266,005)	2,968,380
Operating expenses	2,112,416	374,608	337,459	72,901	2,897,384	(266,752)	2,630,632

Operating income (loss)	$299,092	$14,044	$18,195	$5,670	$337,001	$747	$337,748

For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are rendered.

North America presented in the table above substantially consists of the United States.

Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Adoption of significant accounting standards

1.	Accounting for Uncertainty in Income Taxes

Konami has adopted FASB interpretation No.48 (FIN48) “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No.109, effective from fiscal year 2008. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of April 1, 2007, the application of FIN48 did not have a material effect on the Company’s consolidated financial statements.

(Subsequent Events)

Fiscal Year 2007 (April 1, 2006 – March 31, 2007): None

Fiscal Year 2008 (April 1, 2007 – March 31, 2008): None

9. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	March 31, 2007		March 31, 2008
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥33,319		¥31,479
Trade accounts receivable	5,666		3,552
Prepaid expense	448		168
Deferred income taxes, net	337		577
Short-term loans to affiliates	5,618		18,763
Other accounts receivables	650		37
Income tax receivable	—		2,190
Other	1,742		209
Allowance for doubtful accounts	(13)		(22)

Total current assets	47,770	28.4	56,957	31.9

FIXED ASSETS:
Tangible fixed assets
Building improvement	9		61
Transportation equipment	14		17
Tools and fixtures	264		348

Total tangible fixed assets	289	0.2	428	0.2
Intangible fixed assets
In-house Software	3		4
Trademark	4		3
Other	0		0

Total intangible fixed assets	8	0.0	8	0.0
Investments and other assets
Investment securities	1,114		1,034
Investments in subsidiaries and affiliate	116,695		118,417
Long-term loans to subsidiaries	1,670		964
Long-term prepaid expenses	18		13
Deferred income taxes, net	—		179
Lease deposit	852		557
Other	13		6
Allowance for doubtful accounts	(9)		(0)

Total investments and other assets	120,355	71.4	121,171	67.9

Total fixed assets	120,652	71.6	121,608	68.1

TOTAL ASSETS	¥168,423	100.0	¥178,565	100.0

	(Millions of Yen)
	March 31, 2007		March 31, 2008
		%		%
LIABILITIES AND NET ASSETS
CURRENT LIABILITIES:
Short-term borrowings	¥6,769		¥8,418
Current portion of long-term bonds	15,000		—
Current portion of long-term debt	592		592
Other accounts payables	2,518		1,127
Accrued expenses	330		264
Income taxes payable	71		1,371
Deposits received	21		30
Accrued directors’ bonuses	240		—
Other	599		—

Total Current liabilities	26,143	15.5	11,804	6.6
LONG-TERM LIABILITIES:
Straight bonds	—		15,000
Long-term borrowings	1,388		796
Long-term borrowings from subsidiaries	350		350
Deferred income taxes, net	29		—
Accrued pension and severance costs	—		20
Accrued directors’ retirement benefits	1,332		—
Other	—		1,321

Total long-term liabilities	3,100	1.9	17,487	9.8

Total liabilities	29,243	17.4	29,292	16.4

NET ASSETS:
Common stock	47,398	28.1	47,398	26.5
Capital surplus	43,443	25.8	43,240	24.2
Additional paid-in capital	36,893		36,893
Other capital surplus	6,549		6,347
Retained earnings	65,825	39.1	75,807	42.5
Legal reserve	283		283
Special reserves	52,094		52,094
Retained earnings brought forward	13,446		23,429
Treasury Stock	(17,579)	(10.4)	(17,241)	(9.6)

Total stockholders’equity	139,088	82.6	149,205	83.6

Difference of appreciation and conversion	91	0.0	67	0.0
Net unrealized gains on available-for-sale securities	91	0.0	67	0.0

Total net assets	139,179	82.6	149,272	83.6

TOTAL LIABILITIES AND NET ASSETS	¥168,423	100.0	178,565	100.0

(2) Non-consolidated Statements of Income (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2007		Year ended March 31, 2008
		%		%
Operating revenues	¥7,196	100.0	¥25,478	100.0
Management fee revenue	5,418		5,992
Dividend income	1,778		19,485
Selling, general and administrative expenses	5,757	80.0	4,635	18.2

Operating income	1,439	20.0	20,843	81.8
Non-operating income	229	3.2	325	1.3
Interest income	207		296
Other	21		29
Non-operating expense	391	5.4	692	2.7
Interest expenses	73		72
Bond interest expenses	224		215
Bond issuance expense	—		85
Foreign exchange loss	—		271
Other	92		48

Ordinary income	1,278	17.8	20,475	80.4
Extraordinary losses	78	1.1	1,566	6.2
Loss on sale of equity securities	—		16
Loss on impairment of equity securities	78		—
Loss on sale of shares of an affiliated company	—		1,549

Income before income taxes	1,199	16.7	18,909	74.2
Income taxes
Current	(898)		1,945
Deferred	1,109		(432)

Total income taxes	210	3.0	1,513	5.9

Net income	¥988	13.7	¥17,395	68.3

(3) Non-consolidated Statement of Changes in Stockholders’ Equity (Unaudited)

	(Millions of yen)
	Stockholders’ equity										Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus			Retained earnings
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings		Total retained earnings	Treasury stock	Total stockholders’ equity
						Special reserves	Retained earnings brought forward				Net unrealized gains on available- for-sale securities	Total difference of appreciation and conversion
Balance at March 31, 2006	¥47,398	¥36,893	¥6,674	¥43,568	¥283	¥34,094	¥38,168	¥72,546	¥(10,238)	¥153,275	¥64	¥64	¥153,339
Changes during the year
Cash dividends(*)							(3,785)	(3,785)		(3,785)			(3,785)
Cash dividends							(3,704)	(3,704)		(3,704)			(3,704)
Directors’ Bonuses (*)							(220)	(220)		(220)			(220)
Accumulate for special reserves (*)						18,000	(18,000)	—		—			—
Net income							988	988		988			988
Purchase of treasury stock									(7,732)	(7,732)			(7,732)
Reissuance of treasury stock			(124)	(124)					392	267			267
Net change of items other than stockholders’ equity											27	27	27
Total changes during the year	—	—	(124)	(124)	—	18,000	(24,721)	(6,721)	(7,340)	(14,187)	27	27	(14,160)
Balance at March 31, 2007	¥47,398	¥36,893	¥6,549	¥43,443	¥283	¥52,094	¥13,446	¥65,825	¥(17,579)	¥139,088	¥91	¥91	¥139,179

(*)	Appropriation of retained earnings declared at the General Shareholders Meeting held in June 2006

	(Millions of yen)
	Stockholders’ equity										Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus			Retained earnings
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings		Total retained earnings	Treasury stock	Total stockholders’ equity
						Special reserves	Retained earnings brought forward				Net unrealized gains on available- for-sale securities	Total difference of appreciation and conversion
Balance at March 31, 2007	¥47,398	¥36,893	¥6,549	¥43,443	¥283	¥52,094	¥13,446	¥65,825	¥(17,579)	¥139,088	¥91	¥91	¥139,179
Changes during the year
Cash dividends							(7,412)	(7,412)		(7,412)			(7,412)
Net income							17,395	17,395		17,395			17,395
Purchase of treasury stock									(33)	(33)			(33)
Reissuance of treasury stock			(46)	(46)					214	167			167
Cancellation of treasury stock			(155)	(155)					155	—			—
Net change of items other than stockholders’ equity											(24)	(24)	(24)
Total changes during the year	—	—	(202)	(202)	—	—	9,982	9,982	337	10,117	(24)	(24)	10,093
Balance at March 31, 2008	¥47,398	¥36,893	¥6,347	¥43,240	¥283	¥52,094	¥23,429	¥75,807	¥(17,241)	¥149,205	¥67	¥67	¥149,272